Contact

www.linkedin.com/in/manuel-
godoy-68868359 (LinkedIn)

Languages

English (Native or Bilingual)

Chinese (Native or Bilingual)

Manuel Godoy

Founder | CEO | Publisher

Middletown, Delaware, United States

Experience

Black Sands First Act Co

Chief Executive Officer

June 2024 - Present (3 months)

Newark, Delaware, United States

Lead decision maker on the Black Sands Anime premiere. Handles creative and narrative of the story while also the social media and crowdfunding arm of production.

Black Sands Entertainment

Chief Executive Officer

September 2016 - Present (8 years)

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